SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 2 9 2003

DIVISION OF MARKET REGULATION

UN
SECURITIES ANI
03013551
Washington, D.C. 20549

BB 3/5

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SEC FILE NUMBER
8-47616

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVE #301
(No. and Street)

NY (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE MAY 212-261-1882
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT NEVITTE CPA
(Name — if individual, state last, first, middle name)

116 New South Road (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence E. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of May Capital Group LLC, as of 12/31, 19 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CEO

Title

Christian Bernard

Notary Public

CHRISTIAN BERNARD
NOTARY PUBLIC, STATE OF NEW YORK
REG #01BE6064224
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES 09/24/2005

This report** contains (check all applicable boxes):

☐ (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAY CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ROBERT N. NEVITT CPA, P.C.

RNNcpa pc

To the Member
May Capital Group, LLC

I have audited the accompanying balance sheets of May Capital Group, LLC as of December 31, 2001 and 2000, and the related statements of operations and member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2001 and 2000, and the results of its operations, changes in member's capital and its cash flows for the years then ended in conformity with accounting principles accepted in the United States.

Robert N. Nevitt CPA, P.C.

February 7, 2002

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

MAY CAPITAL GROUP, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS

	2001	2000
Cash	$14,887	$ 15,263
Accounts receivable	14,735	-
Investment in securities (Note 5)	12,298	12,298
Prepaid expenses	500	-
Equipment, net of accumulated depreciation of $11,478 and $10,496, respectively (Note 6)	394	926
Total Assets	**$42,814**	**$28,487**

LIABILITIES AND MEMBER'S CAPITAL

	2001	2000
Accrued Liabilities	**$ 4,015**	**$ 2,100**
Commitments and Contingencies (Note 9)		
Member's Capital	**38,799**	**26,387**
Total Liabilities and Member's Capital	**$42,814**	**$28,487**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Income	$124,901	$37,739
Expenses:		
Filing fees	2,335	2,242
Professional fees	7,065	6,070
Insurance	4,150	2,080
Travel and promotion	5,784	1,329
Depreciation (Note 6)	532	1,140
Interest (income)	(1,323)	(725)
Taxes (Note 7)	2,515	530
Rent (Note 8)	6,000	-
Consulting fees and outside services	15,027	6,415
	42,085	**19,081**
Net Income (Note 7)	**$82,816**	**$18,658**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF MEMBERS' CAPITAL
DECEMBER 31,

	2001	2000
At Beginning	$26,387	$14,159
Net income	82,816	18,658
	109,203	32,817
Distributions	(70,404)	(6,430)
At End	$38,799	$26,387

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash Flows From Operating Activities:		
Net income	$82,816	$ 18,658
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	532	1,140
Increase in accounts receivable	(14,735)	-
Increase in prepaid expenses	(500)	-
Increase in accrued liabilities	1,915	-
Net Cash Provided By Operating Activities	70,028	19,798
Cash Flows (Used In) Financing Activities:		
Member's (distributions)	(70,404)	(6,430)
Cash Flows (Used In) Investing Activities:		
Purchase of securities	-	(12,298)
Net Increase (Decrease) In Cash	(376)	1,070
Cash At Beginning	15,263	14,193
Cash At End	$14,887	$ 15,263

See accompanying notes and accountant's report.

Note 6 - Depreciation

Depreciation expense is calculated using the straight-line method over a period of five years.

Note 7 - Income Taxes

For federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business tax.

Note 8 - Related Party Transactions

The following represents charges by an affiliate.

	2001	2000
Rent	$6,000	$ -

Note 9 - Commitments & Contingencies

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants purchased, entitle the Company to purchase common stock in accordance with the following schedule:

Maximum number of shares of common stock subject to exercise	Commencement of exercise period	Termination of exercise period	Exercise price per share of common stock	Maximum additional cost
942	June 28, 2002	June 27, 2003	$13.00	$12,246
942	June 30, 2003	June 25, 2004	$14.00	13,188
942	June 28, 2004	June 27, 2005	$15.00	14,130
942	June 28, 2005	June 27, 2006	$16.00	15,072
3,768				$54,636

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2001 and 2000 precedes the balance sheet. The audit is made for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the securities and Exchange Act of 1934. Such information, for 2001 and 2000, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA, P.C.

February 7, 2002

MAY CAPITAL GROUP, LLC
NET CAPITAL COMPUTATION
DECEMBER 31,

	2001	2000
Members' Capital	**$38,799**	**$26,387**
Restricted Securities	(12,298)	(12,298)
Non-Allowable Assets	(15,629)	(926)
Haircut - Exempted Securities	(298)	(305)
Net Capital Computed	**10,574**	**12,858**
Net Capital Required	**(5,000)**	**(5,000)**
Excess Net Capital	**$ 5,574**	**$ 7,858**